May 5, 2005



Mail Stop 0306

Gary D. Owens
Chairman and President and Chief Executive Officer
OYO Geospace Corporation
7007 Pinemont Drive
Houston, Texas 77040-6601

      Re:	OYO Geospace Corporation
	Registration Statement on Form S-3
	Filed April 25, 2005
	         File No. 333-124314
Dear Mr. Owens:
      We have limited our review of the above filing to the matter identified in the comment below. No further review of the registration statement has been or will be made. All persons who are by statute responsible for the adequacy and accuracy of these materials are urged to be certain that all information required pursuant to the statutes has been included.
General
1. We note that the selling shareholder is an affiliate of yours holding 51% of your outstanding shares and selling a large amount stock, approximately 25% of your common stock, in this offering. Given these factors, it appears that this resale offering could be construed to be a primary offering "by or on behalf of the issuer."
We also note that it does not appear that you are eligible to use Form S-3 for a primary offering of your securities because the aggregate market value of your equity securities held by non-affiliates is below the $75 million minimum. Please provide a detailed legal analysis to support your position that the selling shareholder is not acting as an underwriter in the sale of these securities.
Closing Comments
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      Please contact Jay Mumford at (202) 824-5348 or me at (202) 942-1880 with any other questions.
      Sincerely,



							Peggy Fisher
							Assistant Director

cc:	Arthur H. Rodgers, Esq.
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Gary D. Owens
OYO Geospace Corporation
May 5, 2005
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